
Bangkok Bank
ธนาคารกรุงเทพ


03022354

April 16, 2003


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2003
WASH, D.C. 207 SECTION

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the shareholders' meeting that Bangkok Bank reported to the Stock Exchange of Thailand.

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

dw 6/5

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

File No. 82-4835



Ref: SSD./REG.333/2003

April 11, 2003

Re: Resolution of the shareholders' meeting

To: President
The Stock Exchange of Thailand

The 10th ordinary general shareholders' meeting of Bangkok Bank Public Company Limited convened on April 11, 2003 between 4:10 p.m. and 5:00 p.m. on the 30th floor of the Head Office, at 333 Silom Road, Bangrak, Bangkok, passed the following resolutions:

1. Approved the minutes of the 9th ordinary shareholders' meeting held on April 12, 2002.
2. Acknowledged the report on the results of operations for the year 2002.
3. Acknowledged the report of the Audit Committee.
4. Approved the balance sheet and income statement for the year 2002.
5. Approved that no appropriation of the profit for the year 2002 and no payment of dividends be made.
6. Re-elected Mr. Staporn Kavitanon, Mr. Kosit Panpiemras, Mr. Damrong Krishnamara, Mr. Chartsiri Sophonpanich, and Mr. Deja Tulananda as the Bank's directors.
7. Elected Mr. Kovit Poshyanonda and M.C. Mongkolchaleam Yugala as additional directors.
8. Appointed Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809, and/or Miss Chongchitt Leekbhai, certified public accountant registration no. 2649, and/or Mrs. Nachalee Boonyakarnkul, certified public accountant registration no. 3126, and/or Mr. Permsak Jerajakwattana, certified public accountant registration no. 3427, all of Deloitte Touche Tohmatsu Jaiyos, as the Bank's auditors with the remuneration not exceeding Baht 6,384,000 per year.
9. Resolved to allocate 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds as had already been approved by the resolution of the 7th shareholders' meeting (Agenda 17) held on April 5, 2000 in order for such resolution for the allocation of shares to continue to be effective according to the requirement of the Notification of the Securities and Exchange Commission issued in 2002.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President